UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

SILICON IMAGE, INC.

(Names of Subject Company (Issuer))

CAYABYAB MERGER COMPANY.

(Name of Filing Persons (Offeror))

a wholly owned subsidiary of

LATTICE SEMICONDUCTOR CORPORATION

(Name of Filing Persons (Parent of Offeror))

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

82705T102

(CUSIP Number of Class of Securities)

Byron Milstead

Corporate Vice President, General Counsel and Secretary

5555 N.E. Moore Court

Hillsboro, Oregon 97124

(503) 268-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Thomas J. Ivey, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1100

Palo Alto, CA 94301

(650) 470-4500

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$602,048,251.28	$69,958.01

(1)	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 77,510,354 shares of common stock of Silicon Image, Inc.. (“Silicon Image”), par value $0.001 per share (the “Shares”), multiplied by the offer price of $7.30 per Share (ii) 4,790,098 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $7.30 per share, multiplied by $2.56, which is the offer price of $7.30 per Share minus the weighted average exercise price for such options of $4.74 per share and (iii) 3,282,194 restricted stock units multiplied by the offer price of $7.30 per Share. The calculation of the filing fee is based on information provided by Silicon Image as of February 5, 2015.

(2)	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2015, issued August 29, 2014, is calculated by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $69,958.01	Filing Party: Cayabyab Merger Company and Lattice Semiconductor Corporation
Form or Registration No.: Schedule TO-T	Date Filed: February 9, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed by Cayabyab Merger Company, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Lattice Semiconductor Corporation, a Delaware Corporation (“Parent”), and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on February 9, 2015, as amended by Amendment No. 1 filed on February 26, 2015 and Amendment No. 2 filed on February 27, 2015 (as amended or supplemented, the “Schedule TO”) and relates to the offer of Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Silicon Image, Inc., a Delaware corporation (“Silicon Image”), at a price of $7.30 per share, net to the seller in cash, without interest and less any required tax withholding, upon the terms and conditions set forth in the offer to purchase dated February 9, 2015 (as amended or supplemented, the “Offer to Purchase”) and related letter of transmittal (as amended or supplemented, the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 3 is being filed by Parent and Purchaser. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11 of this Schedule TO are hereby amended and supplemented by adding the following text thereto:

The Offer expired at 12:00 midnight, New York City time, at the end of the day on March 9, 2015. Parent and Purchaser were advised by Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), that, as of the expiration of the Offer, a total of 64,379,310 Shares had been validly tendered into and not withdrawn pursuant to the Offer, representing approximately 81.6% of the outstanding Shares as of 12:00 midnight, New York City time, at the end of the day on March 9, 2015. Additionally, the Depositary advised Parent and the Purchaser that an additional 1,931,865 Shares had been tendered by notice of guaranteed delivery, representing approximately 2.4% of the outstanding Shares at such time. The Purchaser has accepted for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn. Payment for such Shares has been made to Computershare Trust Company, N.A., the depositary for the Offer, which will transmit payments to tendering stockholders in accordance with the terms of the Offer.

Following the purchase of Shares in the Offer, the Purchaser had sufficient voting power and otherwise met the requirements to approve the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL, and on March 10, 2015, following acceptance of the tendered Shares, Purchaser merged with and into Silicon Image pursuant to Section 251(h) of the DGCL, with Silicon Image surviving as a wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time and not tendered pursuant to the Offer (other than (i) Shares held by Silicon Image or Parent or any of their respective subsidiaries and (ii) Shares owned by Silicon Image stockholders who properly perfect their statutory appraisal rights under Delaware law) was cancelled and automatically converted into the right to receive an amount equal to the Offer Price, net to the holder in cash, without interest and less any applicable tax withholding. Promptly following consummation of the Merger, Parent intends to cause all Shares to be delisted from the NASDAQ and deregistered under the Exchange Act.

On March 10, 2015, Parent issued a press release announcing the expiration and results of the Offer and the completion of the Merger. The full text of the press release is included as Exhibit (a)(5)(J) hereto and incorporated herein by reference.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(J) Press Release issued by Lattice Semiconductor Corporation, dated March 10, 2015.

1

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2015

CAYABYAB MERGER COMPANY

By	/s/ Joe Bedewi
Name:	Joe Bedewi
Title:	Treasurer

LATTICE SEMICONDUCTOR CORPORATION

By	/s/ Joe Bedewi
Name:	Joe Bedewi
Title:	Corporate Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 9, 2015*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)I	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Summary Advertisement, as published in the New York Times on February 9, 2015*

(a)(5)(A)	Joint Press Release of Lattice Semiconductor Corporation and Silicon Image, Inc. issued January 27, 2015, as originally filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(B)	Presentation to Lattice Semiconductor Corporation investors, dated January 27, 2015, as originally filed as Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(C)	Edited transcript of Lattice Semiconductor Corporation conference call on January 27, 2015, as originally filed as Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(D)	Announcement to Lattice Semiconductor Corporation employees from Darin G. Billerbeck, Lattice’s Chief Executive Officer, dated January 27, 2015, as originally filed as Exhibit 99.3 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(I)	Lattice Semiconductor Corporation Q&A for its employees, as originally filed as Exhibit 99.4 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(F)	Form of announcement from Lattice Semiconductor Corporation to its customers and channel partners, dated January 27, 2015, as originally filed as Exhibit 99.5 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(G)	Form of announcement from Lattice Semiconductor Corporation to its suppliers, dated January 27, 2015, as originally filed as Exhibit 99.6 to the Tender Offer Statement on Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(a)(5)(H)	Press Release of Lattice Semiconductor Corporation, issued February 3, 2015, as originally filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 3, 2015, which is incorporated by reference herein.

(a)(5)(I)	Edited transcript of Lattice Semiconductor Corporation conference call on February 3, 2015, as originally filed as Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Parent with the Securities and Exchange Commission on February 4, 2015, which is incorporated by reference herein.

(a)(5)(J)	Press Release issued by Lattice Semiconductor Corporation, dated March 10, 2015

(b)(1)	Amended and Restated Commitment Letter, dated February 9, 2015, from Jefferies Finance LLC, HSBC Securities (USA) Inc. and HSBC Bank USA, N.A. to Parent.*

(d)(1)	Agreement and Plan of Merger, dated January 26, 2015, by and among Parent, Purchaser and Silicon Image, Inc., as originally filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 27, 2015, which is incorporated by reference herein.

(d)(2)	Support Agreement, dated as of January 26, 2015, by and between Parent and Peter Hanelt*

(d)(3)	Support Agreement, dated as of January 26, 2015, by and between Parent and William George*

Exhibit No.	Description

(d)(4)	Support Agreement, dated as of January 26, 2015, by and between Parent and Masood Jabbar*

(d)(5)	Support Agreement, dated as of January 26, 2015, by and between Parent and Camillo Martino*

(d)(6)	Support Agreement, dated as of January 26, 2015, by and between Parent and Umesh Padval*

(d)(7)	Support Agreement, dated as of January 26, 2015, by and between Parent and William J. Raduchel*

(d)(8)	Support Agreement, dated as of January 26, 2015, by and between Parent and Raymond Cook*

(d)(9)	Support Agreement, dated as of January 26, 2015, by and between Parent and Tim Vehling*

(d)(10)	Support Agreement, dated as of January 26, 2015, by and between Parent and Edward Lopez*

(d)(11)	Support Agreement, dated as of January 26, 2015, by and between Parent and Khurram Sheikh*

(d)(12)	Support Agreement, dated as of January 26, 2015, by and between Parent and Seamus Meagher*

(d)(13)	Support Agreement, dated as of January 26, 2015, by and between Parent and Steve Robertson*

(d)(14)	Support Agreement, dated as of January 26, 2015, by and between Parent and Stanley Mbugua*

(d)(15)	Mutual Confidentiality Agreement, dated September 22, 2014, as amended by Amendment to Mutual Confidentiality Agreement, dated January 8, 2015, by and between Parent and Silicon Image, Inc.*

(g)	Not applicable

(h)	Not applicable

*	Previously filed with the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on February 9, 2015, with Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed on February 26, 2015 or with Amendment No. 2 to the Tender Offer Statement on Schedule TO, filed on February 27, 2015.